EXHIBIT 1.01

Teradata Corporation
Conflict Minerals Report
For the Year Ended December 31, 2024

This Conflict Minerals Report (this “Report”) has been prepared by Teradata Corporation (“Teradata”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), for the reporting period January 1 to December 31, 2024.

“Conflict Minerals” include gold, tin, tantalum, and tungsten (collectively, the “Conflict Minerals” or “3TG”).

Teradata conducted due diligence on the origin, source and chain of custody of the Conflict Minerals that were necessary to the functionality or production of the products (“Necessary Conflict Minerals”) that it contracted to manufacture, for which manufacturing was completed during 2024, to ascertain whether these Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country and financed or benefited Armed Groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries. Teradata’s due diligence undertakings are described in this Report.

When this Report uses the term “conflict-free” it means the applicable Conflict Minerals, smelters, or refiners (“SORs”) that have been verified as complying with the Responsible Minerals Initiative’s (“RMI”) Responsible Minerals Assurance Process (“RMAP”), or an equivalent third-party audit program. When this Report uses the terms the “Covered Countries,” “DRC” or “DRC Region” it means the Democratic Republic of the Congo and adjoining countries, including Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

1.Company Overview

At Teradata Corporation ("we," "us," "Teradata," or the "Company"), we believe that people thrive when empowered with trusted information. We are focused on helping organizations improve business performance, enrich customer experiences, and integrate data across the enterprise. As such, we strive to innovate and deliver trusted solutions for their toughest data and analytics challenges. That is why we built our open and connected hybrid cloud analytics and data platform for artificial intelligence ("AI"). With our hybrid cloud platform, named Teradata Vantage, underpinned by our extensive patented workload management optimization technology, we are well positioned to help enterprises deliver business breakthroughs and solve business problems with our capabilities to provide harmonized data, trusted AI, and faster innovation, at scale. As companies embrace AI, they need data at scale. Data at scale is the foundation of agentic and generative AI applications, and data at scale is what Teradata provides.

Teradata’s products and services are composed of software, hardware, and related business consulting and support services. Its on-premises platforms include the Teradata hardware products that are within the scope of this Report. As of December 31, 2024, Teradata operated 41 facilities in 29 countries and employed approximately 5,700 people worldwide. Teradata owns its San Diego campus while all other facilities are leased.

2.Products Overview

During 2024, Teradata did not manufacture any of its hardware products. The equipment (excluding software) comprising Teradata’s products typically includes electronic computer processors, boards, servers, data storage, power supplies, cabinetry, and related tangible components. Collectively, the tangible components of those products are referred to in this Report as Teradata “hardware” or Teradata “hardware products.” Other products, including third-party equipment are outside the scope of this Report.

Teradata engineers, designs, and establishes specifications for Teradata hardware products, leveraging components from industry leaders and using industry-standard technologies selected and configured to work optimally with other hardware components and software. All Teradata hardware products distributed during 2024 were either produced by its electronics manufacturing services provider, Flex Ltd. (“Contract-Manufacturer”), or by its new electronics provider, Dell

Technologies ("Product Provider"). Teradata has determined that certain hardware products that were purchased from its Contract-Manufacturer and Product Provider in 2024 contain Necessary Conflict Minerals.

3.Supply Chain Overview
The Contract-Manufacturer manufactured and assembled Teradata’s hardware products and initiated distribution of those products from the United States. The Product Provider purchased products from its contract manufacturers and sold those products to Teradata. Teradata’s hardware products purchased from the Contract-Manufacturer and Product Provider include components and materials from multiple upstream suppliers, supplier-tiers and sources across the world. Teradata is multiple supplier-tiers downstream from the SORs that provide materials used in the supply chain for Teradata hardware components. Teradata has had no direct relationships with SORs, and has had no direct presence, direct business activities, or employees located in the Covered Countries.

4.Teradata's Due Diligence Framework
A.Establishment of Robust Company Ethics and Compliance Management Systems
•Teradata has maintained an Ethics and Compliance program and process for investigating, taking corrective actions, and reporting matters related to ethics, compliance, actual or suspected violations of policies and actual or suspected violations of law, including matters involving policies or laws that pertain to Conflict Minerals. The linkage between the Conflict Minerals compliance processes and broader Ethics and Compliance processes are described in the Conflict Minerals Policy.
◦Teradata’s Code of Conduct, Supplier Code of Conduct, and Business Partner Code of Conduct, which are publicly available on its website, includes provisions related to respecting and protecting human rights, including Conflict Minerals compliance provisions, and the principles of the Responsible Business Alliance (“RBA”) Code of Conduct.
◦Teradata has, by reference or incorporation in various training materials (including as part of its annual Code of Conduct training), included Conflict Minerals, human rights, and/or third-party due-diligence awareness and compliance.
◦Teradata maintains the Teradata Ethics Helpline (i.e., a whistleblower hotline) through which anyone may report Teradata-related actual or suspected violations of policies or laws or raise Teradata-related issues for review and guidance and may do so on an anonymous and confidential basis. Anyone may report and seek guidance regarding Teradata-related matters that pertain to Conflict Minerals through Teradata’s Ethics Helpline.

B.Maintaining Transparency
•Teradata publishes an annual Environmental, Social and Governance (“ESG”) Report, which is publicly available on its website at www.teradata.com (“website”). The ESG Report includes references to the Policy and program, supply chain integrity initiatives, and initiatives to support and help protect human rights.
◦Teradata supports the principles of the RBA Code of Conduct. The RBA Code of Conduct includes provisions regarding responsible sourcing of minerals consistent with the Organization for Economic Co-operation ("OECD") Guidance or an equivalent recognized due diligence framework.
•Teradata has prepared this Report for 2024 to be filed with the Securities and Exchange Commission’s (“SEC") and posted on www.teradata.com.

5. Conflict Mineral's Due Diligence
A.Conflict Minerals Policy
Teradata has designed its Conflict Minerals Policy (the “Policy”) and associated due diligence processes to support and align with the RMI and RMAP frameworks and thereby with the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” and the supplements thereto (the “OECD Guidance”).

The Policy , which is publicly available on its website, has been communicated to relevant personnel and is available to all Teradata employees via the website. Among other things, the Policy:
•authorizes and assigns responsibilities in relation to Conflict Minerals management;
•encourages respect and protection of human rights and the environment with its supply chain;
•fosters supply chain integrity, ethics, compliance and accountability, including with respect to Conflict Minerals, Conflict Minerals legal duties and Conflict Minerals industry and framework initiatives;

•prohibits knowing inclusion of DRC Region Conflict Minerals in its hardware products;
•establishes an escalation and corrective actions process in the event of actual or suspected Conflict Minerals compliance risks, exceptions, or violations;
•adopted procedures that Teradata’s Conflict Minerals initiatives and status are reviewed with Teradata senior management and, as needed, with the Audit Committee of Teradata’s Board of Directors; and
•adopted procedures and expectations that the Policy is reviewed and updated on an as-required basis to assure that any new legal developments are accounted for on a timely basis.
Teradata has included compliance requirements in our Contract-Manufacturer and Product Provider contracts to comply with all applicable laws, orders, and regulations of any governmental authority for Teradata hardware products.

B.Supply Chain Risk Identification and Assessment

•Teradata has communicated with the Contract-Manufacturer and Product Provider regarding Conflict Minerals surveying, tracking, reporting, expectations, and upstream key supplier communications with respect to direct suppliers of components for hardware that contain any Necessary Conflict Minerals.
•Teradata has reviewed relevant websites, statements, Conflict Minerals Policies, and/or Conflict Minerals Reports of its Contract-Manufacturer and Product Provider SOR lists regarding their stated Conflict Minerals initiatives, processes, Reasonable Country of Origin Inquiry (“RCOI” - defined below) inquiry processes, and due diligence processes.
•Teradata has received and reviewed RMI Conflict Minerals Reporting Template (“CMRT”) forms for 2024, completed by the Contract-Manufacturer and Product Provider.
•Teradata designed its Conflict Minerals program and actions and determinations related to the Conflict Minerals program described in this Report, in good faith, to meet Reasonable Country of Origin Inquiry (“RCOI” - defined below) requirements of the Rule and OECD Guidance.
•Teradata has, through its participation in and support of the RMI, helped make Conflict Minerals training, guidance, and resources available to its employees, suppliers, and others.

C.Conflict Minerals Analysis

Based upon a review of Teradata’s product categories and the information it has received from the RMI CMRT, Teradata has concluded that (i) certain Teradata hardware products purchased during 2024 contain Necessary Conflict Minerals; and (ii) the Necessary Conflict Minerals included in Teradata hardware products may or may not have originated from the Covered Countries and (iii) the Necessary Conflict Minerals included in Teradata hardware products did not originate exclusively from recycled or scrap resources.

Teradata also determined that its Contract-Manufacturer and Product Provider (i) have Conflict Minerals Policies for their suppliers, which is publicly available at www.flex.com and www.dell.com respectively; (ii) are members of the RMI and use the RMI CMRT in connection with their Conflict Minerals programs; and (iii) are subject to the Rule and have annually filed Form SDs and accompanying Conflict Minerals reports, which are available on the SEC website at www.sec.gov.

Based on information provided by our Contract-Manufacturer, during 2024, 57 suppliers, including the Contract-Manufacturer and its affiliates (“key suppliers”), directly provided hardware components and materials for Teradata hardware products. Of these suppliers 38 provided components and or materials that contain Necessary Conflict Minerals. It was determined that 19 of such suppliers solely provide components or materials that do not contain any Necessary Conflict Minerals or are outside the scope, such as components or materials that are solely plastic, non-metallic fasteners, aluminum, packaging, test media, documentation, ink or a label.

Our new Product Provider did not share information on its suppliers or the proportion of suppliers that provide components or materials containing Necessary Conflict Minerals at the time of this report. We will work with the Product Provider to disclose this information in future reports.

D.Reasonable Country of Origin Inquiry (“RCOI”)

Form SD requires Registrants to conduct, in good faith, a “Reasonable Country of Origin Inquiry,” or “RCOI,” with respect to its Necessary Conflict Minerals. The purpose of the RCOI is to determine whether any of the Registrant’s Necessary Conflict Minerals originated in a Covered Country or are from recycled or scrap sources.

The Contract-Manufacturer reported the following with respect to Teradata hardware products manufactured during 2024:

•Proactively engaged with suppliers to transition away from high-risk or outdated smelters, aligning with updated RMI standards.
•38 key suppliers of components for Teradata hardware products were surveyed regarding Necessary Conflict Minerals using the RMI framework.
•As of May 23, 2024, out of the 38 key suppliers surveyed responses, 15 were deemed complete, 21 were open (e.g., awaiting responses or supplemental responses), and 2 were rejected or repeated (e.g., identity of SORs not provided or deemed to be invalid).

We have been working with our Contract-Manufacturer to address open and rejected surveys. At the time of this publication, 21 supplier surveys remained open, and 2 were rejected for smelter sourcing concerns. Teradata and the Contract-Manufacturer will focus on closing the outstanding supplier surveys using documented due diligence procedures set forth in the Conflict Minerals Policy.

At the time of this publication, the Product Provider has not shared its engagement status with its key suppliers. As a new Product Provider to Teradata in 2024, we expect to continue to develop supply chain expectations and due diligence procedures with the Product Provider.

The RMI CMRT completed by the Contract-Manufacturer and Product Provider for 2024 regarding Teradata hardware products includes the following as of May 13, 2024:

•the Necessary Conflict Minerals contained for the manufacture of Teradata’s hardware products;
•the Necessary Conflict Minerals in Teradata hardware products may or may not have originated from the Covered Countries and did not originate exclusively from recycled or scrap sources;
•Conflict Mineral data/information received does not represent 100% of key suppliers of Necessary Conflict Minerals used in Teradata hardware products;
•all SORs of the Necessary Conflict Minerals in Teradata hardware products have not yet been identified;
•all SORs information received by Teradata’s Contract-Manufacturer has been reported in a consolidated CMRT for Teradata
•all SORs information received by Teradata' Product Provider has been reported at the global level; and
•the Contract-Manufacturer and Product Provider have policies in place that addresses Conflict Minerals sourcing, which is publicly available at www.flex.com and www.dell.com, respectively, and state that both:
◦expect that their suppliers source from socially responsible suppliers;
◦expect that their suppliers have policies and procedures in place to ensure that products and parts supplied are DRC conflict-free;
◦expect that their suppliers provide all necessary due diligence information to confirm that all Conflict Minerals supplied are DRC conflict-free;
◦expect that their suppliers pass these requirements onto their supply chain; and
◦expect that compliance with these requirements are taken into consideration when selecting and retaining suppliers.

Teradata’s hardware Contract-Manufacturer and Product Provider identified 306 SORs and their location sources through direct supplier surveys and/or submitted CMRT for the hardware products purchased in 2024. Annex I of this Report includes a list of source countries for each of the Conflict Minerals identified through that process. The audit status of the 306 identified 3TG SORs are as follows:

RMI Audit Status	RMI Audit Status Description	SORs	%
Conformant	Independently assessed and found conformant with the relevant RMI Due Diligence standard (RMAP DD or DAP)	231	75.5%
Active	Engaged in the program with a scheduled or in-progress RMI assessment but not yet conformant	4	1.3%
In Communication	Not yet active but in communication with the RMI and/or member company	0	0.0%
Communication Suspended - Not Interested	Facility has strongly communicated a lack of interest in participation	5	1.6%
Non-Conformant	Independently assessed and found non-conformant with the relevant RMI standard	16	5.2%
Outreach Required	Outreach needed by RMI member companies to contact entity and encourage their participation to undergo an RMI assessment	43	14.1%
Not Applicable	Not eligible for an RMI Assessment	2	0.7%
RMI Due Diligence Review – Unable to Proceed	Facilities that have not met the threshold for Due Diligence Vetting Process after a period of 6 month	4	1.3%
Smelter Not Listed	Smelter is not listed in the RMI database	1	0.3%

Among the identified 306 SOR declarations provided by the Contract-Manufacturer and Product Provider, approximately 75.5% have been certified as conformant with the RMAP Due Diligence Standards (“RMAP Conformant”).

Due to the many company-wide declarations and the multiple levels of suppliers in Teradata’s Contract-Manufacturer's and Product Provider's supply chains, Teradata is unable to determine with certainty at this time which SORs, or which countries of origin listed, provide the specific Necessary Conflict Minerals used in the products it purchases.

E.Teradata’s Responses to Identified Risks

Teradata subsequently reviewed and analyzed RMI/RMAP data regarding its Contract-Manufacturer's and Product Provider's lists of identified SORs for adverse discrepancies versus the information reported by the Contract-Manufacturer and Product Provider. Teradata also engaged in subsequent follow-ups with the Contract-Manufacturer and Product Provider to collect updated supplier information from supplier surveys. Teradata did not detect any adverse discrepancies through the review and analysis of provided supplier information. The actions and determinations relevant to RCOI set forth above in this Report, the information provided by the Contract-Manufacturer and Product Provider from which Teradata derived the information in Annex I, the review of that information, reflect and summarize Teradata’s RCOI process and results for Teradata hardware products distributed during 2024.

F.Continued Risk Mitigation

Teradata continues to build upon its Conflict Minerals program attributes and activities set forth in this Report. Specifically, during 2024:

•continued to include compliance with the Policy, Code of Conduct, Supplier Code of Conduct, Business Partner Code of Conduct and the principles of the RBA Code of Conduct and included information about such items in the annual all-employee ethics and compliance training and/or other employee training materials;
•continued to report relevant information regarding Conflict Mineral requirements, compliance, and status to its senior management and with the Audit Committee of its Board of Directors as needed; and

•continued to monitor legal developments and guidance related to Conflict Minerals compliance (including with respect to the Conflicts Minerals Rule and related SEC interpretive guidance) and considered and/or applied relevant developments to its Conflict Minerals program.

In addition, on an ongoing basis, Teradata:
•maintains information and materials on its website;
•maintains inquiries regarding Necessary Conflict Minerals as part of its compliance due diligence questionnaire template for merger-and-acquisition candidates;
•continues to be a member of the RMI and financially supports the RMI through paying the RMI membership fees; and
•maintains direct access to RMI participant data, enabling it to take measures to verify related data reported by the Contract-Manufacturer and Product Provider and to review relevant data to identify red flags and other indication of risks, rather than relying solely on the Contract-Manufacturer or Product Provider to identify and report such risks.

ANNEX I
Conflict Minerals Report Data
Provided to Teradata Corporation
For the Year Ended December 31, 2024
IDENTIFIED COUNTRIES/PLACES OF ORIGIN FOR NECESSARY CONFLICT MINERALS

GOLD (151)	TANTALUM (35)	TIN (81)	TUNGSTEN (39)
ANDORRA	BRAZIL	AUSTRALIA	AUSTRIA
AUSTRALIA	CHINA	BELGIUM	BRAZIL
AUSTRIA	ESTONIA	BOLIVIA (PLURINATIONAL STATE OF)	CHINA
BELGIUM	GERMANY	BRAZIL	GERMANY
BRAZIL	INDIA	CHINA	JAPAN
CANADA	JAPAN	CONGO, DEMOCRATIC REPUBLIC OF THE	PHILIPPINES
CHILE	KAZAKHSTAN	INDIA	TAIWAN, PROVINCE OF CHINA
CHINA	MEXICO	INDONESIA	UNITED STATES OF AMERICA
COLOMBIA	RWANDA	JAPAN	VIET NAM
CZECHIA	THAILAND	MALAYSIA
FRANCE	UNITED STATES OF AMERICA	MYANMAR
GERMANY		PERU
GHANA		PHILIPPINES
INDIA		POLAND
INDONESIA		RUSSIAN FEDERATION
ITALY		RWANDA
JAPAN		SPAIN
KAZAKHSTAN		TAIWAN, PROVINCE OF CHINA
KOREA, REPUBLIC OF		THAILAND
LITHUANIA		UGANDA
MEXICO		UNITED STATES OF AMERICA
NETHERLANDS		VIET NAM
NEW ZEALAND
NORWAY
PHILIPPINES
POLAND
SAUDI ARABIA
SINGAPORE
SOUTH AFRICA
SPAIN
SWEDEN
SWITZERLAND
TAIWAN, PROVINCE OF CHINA

TANZANIA, UNITED REPUBLIC OF
THAILAND
TURKEY
UGANDA
UNITED ARAB EMIRATES
UNITED STATES OF AMERICA
UZBEKISTAN